STATE OF DELAWARE
                                                           SECRETARY OF STATE
                                                        DIVISION OF CORPORATIONS
                                                       FILED 12:10 PM 06/30/1998
                                                          981256403 -- 2541600


                                 PLAN OF MERGER

     This PLAN OF MERGER (the "Plan of Merger"), is made as of the 10th day of June, 1998, by and between ELAST TECHNOLOGIES CORPORATION, a Delaware corporation (the "Company' or the "Surviving Corporation") and ELAST MERGER, INC., a Nevada corporation ("EMI"). EMI together with the Company are referred to as the "Constituent Corporations." EMI is a wholly owned subsidiary of Med Mark, Inc., a Nevada corporation ("Med Mark").

     The authorized capital stock of the Company consists of 10,000,000 shares of Common Stock, par value $0.001 ("Company Common Stock"), and the authorized capital stock of EMI consists of 100,000 shares of Common Stock, par value $0.001 (the "EMI Common Stock"). The directors of the Constituent Corporations deem it advisable and to the advantage of said corporations that EMI merge into the Company upon the terms and conditions provided herein.

     NOW, THEREFORE, the parties hereby adopt the plan of reorganization encompassed by this Plan of Merger and hereby agree that EMI shall merge into the Company on the following terms, conditions and other provisions:

1.   Terms and Conditions.

     1.1 Merger. EMI shall be merged with and into the Company, with the Company being the surviving corporation. The merger shall be effective on the date a copy of this Plan of Merger is filed with the Division of Corporations of the office of the Secretary of State of the state of Delaware (the "Effective Date").

     1.2 Succession. On the Effective Date, the Company shall succeed to all of the rights, privileges, powers, immunities and franchises and all the property, real, personal and mixed of the EMI, without the necessity for any separate transfer. The Company shall thereafter be responsible and liable for all liabilities and obligations of the Company, and neither the rights of creditors nor any liens on the property of the EMI shall be impaired by the merger.

     1.3 Common Stock of the Company and Med Mark. Upon the Effective Date, by virtue of the merger and without any further action on the part of the Constituent Corporations or their stockholders, (1) each share of Company Common Stock issued and outstanding immediately prior to the Effective Date shall be changed and converted into and become four shares of Med Mark Common Stock, par value $0.001 ("Med Mark Common Stock"), or a total of approximately 5,676,116 shares for the 1,419,029 issued and outstanding shares of Company Common Stock.

     1.4 Stock Certificates. On and after the Effective Date, all of the outstanding certificates that prior to that time represented shares of Company Common Stock shall be deemed for all purposes to evidence ownership of and to represent the shares of Med Mark Common Stock into which the shares of the Company represented by such certificates have been converted as provided herein and shall be so registered on the books and records of Med Mark or its transfer agent. The registered owner of any such outstanding stock certificate shall, until such certificate shall have been surrendered for transfer or conversion or otherwise accounted for to Med Mark or its transfer agent, have and be entitled to exercise any voting and other rights with respect to and to receive any dividend and other distributions upon the shares of Med Mark evidenced by such outstanding certificate as provided above.

     1.5 Acts, Plans, Policies, Agreements, Etc. All corporate acts, plans, policies, agreements, arrangements, approvals and authorizations of the Company, its stockholders, Board of Directors and committees thereof, officers and agents which were valid and effective immediately prior to the Effective Date, shall be as effective and binding thereon after the Effective Date.

2.   Charter Documents, Directors and Officers

     2.1 Certificate of Incorporation and By-Laws. The Certificate of Incorporation and Bylaws of the Company as in effect immediately prior to the Effective Date shall remain the Certificate of Incorporation and Bylaws of the Company after the Effective Date.

     2.2 Directors and Officers. On the Effective Date, the Board of Directors of the Company will consist of the members of the Board of Directors of the Company immediately prior to the Merger. The directors will continue to hold office as directors of the Company for the same term for which they would otherwise serve as directors of the Company. The individuals serving as executive officers of the Company immediately prior to the Merger will serve as executive officers of the Company upon the effectiveness of the Merger.

3.   Miscellaneous

     3.1 Further Assurances. From time to time, and when required by the Company or by its successors and assigns, there shall be executed and delivered such documents and instruments as necessary, to carry out the purposes of this Plan of Merger, and the directors and officers of the Company are fully authorized in the name and on behalf of the Company or otherwise to take any and all such action and to execute and deliver any and all such documents and other instruments.

     3.2 Amendment. At any time before or after approval by the stockholders of the Company and EMI, this Plan of Merger may be amended in any manner (except that any of the principal terms may not be amended without the approval of the stockholders of the Company) as may be determined in the judgment of the respective Boards of Directors of the Company and EMI to be necessary, desirable or expedient in order to clarify the intention of the parties hereto or to effect or facilitate the purpose and intent of this Plan of Merger.

     3.3 Abandonment. At any time before the Effective Date, this Plan of Merger may be terminated and the merger may be abandoned by the Board of Directors of the Company or EMI, notwithstanding the approval of this Plan of Merger by the stockholders of the Company and EMI, or the consummation of the merger may be deferred for a reasonable period if, in the opinion of the Board of Directors of the Company or EMI, such action would be in the best interests of the Constituent Corporations.

     3.4 Approval. This Plan of Merger has been duly adopted and approved by each of the Boards of Directors of the Constituent Corporations and by the stockholders of each Constituent Corporation in the manner required by the Delaware Corporation Law and the Nevada Revised Statutes.

     3.5 Governing Law. This Plan of Merger shall be governed by and construed in accordance with the laws of the state of Delaware.

     IN WITNESS WHEREOF, this agreement has been signed as of the date first-above written for and on behalf of the corporate parties hereto by the undersigned thereunto duly authorized.

                                   ELAST TECHNOLOGIES CORPORATION

                                   By: /s/ Robert D. Milne
                                      -------------------------------------
                                       Robert D. Milne, President

                                   ELAST MERGER, INC.

                                   By: /s/ Tom Krucker
                                      -------------------------------------
                                       Tom Krucker, President

     Agreed and accepted this 10th day of June, 1998.

                                   MED MARK, INC.

                                   By: /s/ C. Brenton Woods
                                      -------------------------------------
                                       C. Brenton Woods, President